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                          December 6, 2023

       Stephen Wills
       Chief Financial Officer and Chief Operating Officer
       Palatin Technologies, Inc.
       4B Cedar Brook Drive
       Cranbury, NJ 08512

                                                        Re: Palatin
Technologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 4,
2023
                                                            File No. 333-275883

       Dear Stephen Wills:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Faith Charles